FILE 82-4297

07020660

SEC MAIL PROCESSING RECEIVED
JAN 29 2007
WASH. D.C. 186 SECTION

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

22 January, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 18 January, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

PROCESSED

FEB 01 2007

THOMSON FINANCIAL

Paul Lönnfors
IR Manager

dw 1/30

KONECRANES ENTERS STRADDLE CARRIER BUSINESS AND EXPANDS PRODUCT PORTFOLIO

Konecranes' entry into the Straddle Carrier business is an important step in developing Konecranes' product offering within Ports and further increases the company's global competitiveness. The Straddle Carrier is used for container stacking, transport of containers from the Ship-to-Shore crane to the yard and for the loading and unloading of trucks. Konecranes will use its well-established global service platform to support the new product line.

Konecranes will start to manufacture Straddle Carriers based on the concept developed by Consens Transport Systeme GmbH, who was the original provider of this equipment. Konecranes has acquired all the existing product rights from Consens.

The market size of the Straddle Carrier is more than 500 units per year. The Straddle Carrier supplements Konecranes' product range of Ship-to-Shore cranes, Rail Mounted Gantry Cranes, Rubber Tyred Gantry Cranes, Lifttrucks and Reachstackers, and opens a strategic position to access the opportunities in the Straddle Carriers market. Konecranes will utilize its existing distribution and service network for cranes and lifttrucks to market the new product line.

The core team of experts from Consens Transport Systeme GmbH will join Konecranes, under the direction of Mr. Jyrki Melaanvuo, Director, Yard Cranes. The entry combines Konecranes' intelligent lifting solutions with Consens' knowledge of Straddle Carriers.

"The Konecranes Straddle Carrier is designed to maintain a shock-free lifting of 60 tons, and has a true twin twenty lifting capability, and therefore increases the productivity. This machine also features state-of-the-art driving characteristics", says Mr. Melaanvuo."

By entering the straddle carrier business, Konecranes not only widens the product offering, but also gains access to new customers, who have been using this yard operating concept.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totaled EUR 971 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr. Jyrki Melaanvuo, Director, Yard Cranes, tel. +358 40 501 8244
Mr. Jarmo Juntunen, Director, Ports, tel. +358 400 811 828

DISTRIBUTION
Helsinki Stock Exchange
Media